Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: October 5, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

This message has been sent to all employees.	October 5, 2016

We are pleased to announce the future business and regional structure that will define the organization of the combined company. This new structure will be implemented following the close of our planned merger.

Organizational structure

Global Business Units (GBUs) and Global Products

As previously announced, the combined company will have four Global Business Units (“GBUs”):

●	Surface Technologies led by Richard Alabaster, President Surface Technologies

●	Subsea Services led by Barry Glickman, President Subsea Services

●	Subsea Projects led by Hallvard Hasselknippe, President Subsea Projects

●	Onshore Offshore (ONOF) led by Nello Uccelletti, President Onshore Offshore

In addition, TechnipFMC will have a Global Products organization led by Julian Waldron, Executive Vice President & Chief Operating Officer which will cover all manufacturing and assembly sites within Subsea Projects.

Business Units (BUs)

Each GBU represents a collection of Business Units which will operate across four geographic areas:

●	Asia Pacific

●	Europe, Africa, Middle East and India

●	North America

●	South America

Regional Business Units (RBUs)

Among the Business Units, five are Regional Business Units which will manage (in addition to their own business) functions as shared services for a specific set of countries across the four geographic areas set out above.

Subject to closing of the transaction, the following executives will be appointed:

Appointments of RBU and BU leaders

Regional Business Unit Leaders

Name	Title
Arnaud Piéton - reporting to Nello Uccelletti and Hallvard Hasselknippe	President, Subsea Projects and Onshore Offshore Asia Pacific
Jon Landes - reporting to Hallvard Hasselknippe	President, Subsea Projects North America
Nelson Leite - reporting to Hallvard Hasselknippe	President, Subsea Projects South America
Marco Villa* - reporting to Nello Uccelletti	President, Onshore Offshore Europe, Middle East, India, Africa
Knut Boe - reporting to Hallvard Hasselknippe	President, Subsea Projects Europe, Africa

The above RBU Presidents will be the legal and public affairs representatives of TechnipFMC in the region and in addition will hold the title of TechnipFMC president for their respective area. The RBUs will also manage shared services in the Asia Pacific, North America, South America and (jointly) Europe, Middle East, India and Africa geographic areas respectively.

* Marco Villa, in addition to President, Onshore Offshore Europe, Middle East, India, Africa, keeps his role of Deputy President Onshore Offshore.

Business Unit Leaders

Name	Title
Jeff Mathews - reporting to Barry Glickman	Senior Vice President, Subsea Services North America, Africa
Jose Renato Marins - reporting to Barry Glickman	Senior Vice President, Subsea Services, South America
Ove Magne Kallestad - reporting to Barry Glickman	Senior Vice President, Subsea Services Europe
Michelle Kinnes - reporting to Barry Glickman	Senior Vice President, Subsea Services Asia Pacific
Harvey Vigneault - reporting to Nello Uccelletti	Senior Vice President, Onshore Offshore North America
Alf Melin - reporting to Richard Alabaster	Senior Vice President, Surface Technologies Americas
Graham Horn - reporting to Richard Alabaster	Senior Vice President, Surface Technologies International

Global Products Leader

Name	Title
John Boyd reporting to Julian Waldron	Senior Vice President, Global Products

In addition to the above appointments:

●	Adriano Novitsky, currently in charge of Technip’s Region Brazil, will be appointed Senior Vice President projects & operations in Brazil, reporting to Nelson Leite, President, Subsea Projects South America.

●	Rune Thoresen, currently General Manager Subsea Eastern Region for FMC Technologies, will be appointed Senior Vice President subsea projects for Norway and Russia, reporting to Knut Boe, President, Subsea Projects Europe, Africa.

Further announcements within the GBUs and Global Products will be made at a later stage.

The organization of TechnipFMC’s functions as well as their future leaders, will also be announced at a later stage.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’

businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

FMC Technologies, Inc. Merger Communications Email: mergercommunications@fmcti.com © FMC Technologies, Inc. All Rights Reserved